[redacted]

15025786

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC FILE NUMBER
8-66974

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Profor Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Ave

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. O'Meara, Managing Director — 646-202-2969

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA

(Name - if individual, state last, first, middle name)

P.O. Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 19 2015
REGISTRATIONS BRANCH
14

OATH OR AFFIRMATION

I, Patrick J. O'Meara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Profor Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Managing Director

Title

Notary Public

ANDREW N. CUTLER
Notary Public, State of New York
No. 02CU4844433
Qualified in Westchester County
Commission Expires May 31, 2015

This report** contains (check all applicable boxes):

✓ (a) Facing page.
✓ (b) Statement of Financial Condition.
✓ (c) Statement of Income (Loss).
✓ (d) Statement of Cash Flows.
✓ (e) Statement of Changes in Member Equity or Partners' or Sole Proprietor's Capital.
✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
✓ (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
✓ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓ (l) An Oath or Affirmation.
✓ (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(o) Independent auditor's report on internal accounting control
(p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Profor Securities, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2014

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Profor Securities, LLC

I have audited the accompanying financial statements of Profor Securities, LLC (a New York LLC) which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in liabilities subordinated to claims of creditors, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. Profor Securities, LLC's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Profor Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

The Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption), and Schedule of Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Profor Securities, LLC's financial statements. The supplemental information is the responsibility of Profor Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 2, 2015

PROFOR SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Current Assets		
Cash	$	25,336
Prepaid FINRA fees		1,864
Total Current Assets		27,200
Computer equipment (less: accumulated depreciation of of $7,426)		1,446
Other Assets		
Security deposits		2,200
Total Assets	$	30,846

LIABILITIES AND MEMBER EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	13,121
State and local income tax payable		1,750
Total Current Liabilities		14,871
Total Liabilities		14,871
Member Equity		
Member capital		50,962
Member loss		(34,987)
Total Member Equity		15,975
Total Liabilities and Member Equity	$	30,846

See accompanying notes to financial statements.

PROFOR SECURITIES, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2014

REVENUES		
Fee income	$	1,797,193
Total Revenue		1,797,193
OPERATING EXPENSES		
Commissions expense		1,552,240
Rent		77,786
Professional fees		9,000
Insurance		23,495
Regulatory fees		12,156
Travel, entertainment & business development		108,585
Communications		6,893
General & administrative		26,009
Depreciation expense		2,898
		1,819,062
Loss before income tax		(21,869)
Income tax		13,118
Net Loss	$	(34,987)

See accompanying notes to financial statements.

PROFOR SECURITIES, LLC
STATEMENT OF CHABGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2014

Subordinated Liabilities at December 31, 2013	$ -
Increases	-
Decreases	-
Subordinated Liabilities at December 31, 2014	$ -

See accompanying notes to financial statements.

PROFOR SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
Year Ended December 31, 2014

		Member Capital
Balance at January 1, 2014	$	50,962
Net (Loss)		(34,987)
Balance at December 31, 2014	$	15,975

See accompanying notes to financial statements.

PROFOR SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss)	$	(34,987)
Adjustments to Reconcile Net (loss) to Net Cash Used In Operating Activities:		
Depreciation		2,898
(Increase) Decrease in Operating Assets:		
CRD Deposit		(484)
Security deposit		-
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		3,613
Net cash used in operating activities		(28,960)
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		-
Net decrease in cash		(28,960)
Cash, Beginning of year		54,296
Cash, End of year	$	25,336
Supplemental Disclosures		
Cash paid for income taxes	$	11,368
Cash paid for interest		-

See accompanying notes to financial statements.

1 Organization and Nature of Business

Profor Securities LLC, dba Profor Securities, LLC (the "Company"), is a New York limited liability company located in Manhattan, New York. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA and the Securities Investor Protection Corporation - SIPC.

The Company is a financial services firm specializing in the placement of alternative investment offerings to a global investor base. The Company primarily focuses on rasing capital among institutional investors. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the rule.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2014. The Company's cash is held by a major financial institution and is insured by the Federal Deposit Insurance Corporation.

(d) Depreciation

Computers and servers are stated at cost, and are depreciated on a straight-line basis using there estimated useful lives.

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property of property and equipment are included in income.

(e) Accounts Receivable

There were no accounts receivable at December 31, 2014.

(f) Prepaid FINRA fees

Represents a refund of fees paid previously during the year 2014.

(g) Revenue Recognition

The Company recognizes revenue from fees in the period received.

(h) Income Taxes

The Company is a limited liability company that has made an election to be treated as an S Corporation pursuant to section 1362 of the Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

The Company is subject to the New York State Franchise and New York City General Corporation taxes that, at a minimum, impose tax based on capital.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2014. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2011.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2014.

(i) Advertising and Marketing

Advertising and marketing costs are expensed as incurred.

(j) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(k) *Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value"

(l) Significant Credit Risk

During 2014 the Company had five customers who totaled approximately 84.9% of fee income. Future revenue from these customers is uncertain.

3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $10,465, which was $5,465 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 1.4210 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption.

4 Leases

The Company currently conducts its operations from facilities that are leased under an Office Service Agreement on a month to month basis.

Rental expense for the year ended December 31, 2014 was $77,786.

5 Credit Risk and Concentrations

The Company maintains its cash in a bank deposit account at a major financial institution that at times may exceed federally insured limits. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk. As of December 31, 2014, there were no cash equivalent balances held in any accounts that were not fully insured.

6 Fair Value

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

	Level 1
Assets	
Cash	$ 25,336
Liabilities	
Accrued expenses	$ (14,871)

During 2014 the Company did not own any other financial assets or incur any other liabilities.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2014 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2014 or during the year then ended.

8 Related Party Transactions

During the year the Company paid commissions in the amount of $641,497 to the controlling member.

In addition, during the year the Company reimbursed its controlling member for travel, and entertainment expenses in the amount of $106,448 and paid $22,637 for health insurance.

9 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2014 the Company had implemented such policies and procedures.

10 Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of March 2, 2015 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2014

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Profor Securities, LLC

I have reviewed management's statements, included in the accompanying Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), in which (1) Profor Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Profor Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(2)(i), (the "exemption provisions") and (2) Profor Securities, LLC stated that Profor Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception and Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption). Profor Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Profor Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 2, 2015

PROFOR SECURITIES, LLC
COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2014
Schedule I

NET CAPITAL

Member Capital	$ 111,500
Member Deficit	(95,525)
Total Credits	15,975

Debits

Equipment less accumulated depreciation	1,446
CRD deposit	1,864
Security deposit	2,200
Total Debits	5,510
NET CAPITAL	$ 10,465

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$ 990
Minimum capital requirement	5,000
Net capital in excess of requirements	$ 5,465
AI / NC Ratio	1.4210 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2014) as amended on March 10, 2014

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital per Focus Report	$ 10,466
Net Capital, per above	10,465
Difference	$ 1

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2014.

Profor Securities, LLC

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Schedule II

YEAR ENDED December 31, 2014

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Profor Securities, LLC in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Profor Securities, LLC

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2014

"EXEMPT UNDER 15c3-3 (k)(2)(i)

Schedule III

Pursuant to rule 15c 3-3 relating to possession or control requirements, Profor Securities, LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2014 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

Profor Securities, LLC
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2014

Profor Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Profor Securities, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Patrick J. O'Meara, Managing Director / CCO of Profor Securities, LLC, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Patrick J. O'Meara, Managing Director / CCO

PROFOR SECURITIES, LLC

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2014

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	13,121
Income tax payable		1,750
Total Aggregate Indebtedness	$	14,871

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Independent Accountants Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Member: Profor Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Profor Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Profor Securities, LLC compliance with the applicable instructions of (Form SIPC-7). Profor Securities, LLC management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC General Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended soley for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 2, 2015

PROFOR SECURITIES, LLC
SIPC General Assessment Reconciliation
December 31, 2014

General Assessment Calculation

Total Revenue	$	1,797,193
Revenue exempt from assessment		(522,615)
Sub-total		1,274,578
Rate		0.0025
General Assessment Due		3,186
Less Payments: SIPC 6		0
Plus: Interest		
Remaining Assessment Due		3,186
Paid with SIPC 7		(3,186)
Balance Due	$	0

See Independent Accountants' Report.

There is no material difference between the SIPC-7 and this reconciliation.